RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

February 12, 2003   Trading Symbol: TSX: RNG

RIO NARCEA REPORTS RECORD GOLD PRODUCTION FOR 2002 AND TARGET FOR 2003

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to report record operating results for 2002 from its gold operations in northern Spain. The Company produced 177,225 ounces at a cash operating cost of approximately $145 per ounce, surpassing its 2001 gold production by 42%. These excellent operating results were attributable to higher grade production from the Charnela zone of the El Valle pit and improved performance at the El Valle mill. The mill processed 753,411 tonnes at an average head grade of 7.75 g/t. Recoveries improved to 94.4% compared to 91.2% in 2001.

Production Results

| | Fourth Quarter | | Annual | |
	2002	2001	2002	2001
Gold production (oz)	42,405	34,543	177,225	124,363
Plant throughput (t)	189,586	183,886	753,411	649,142
Head grade (g/t)	7.3	6.4	7.7	6.5
Recovery %	95.5	92.0	94.4	91.2

For the Company, 2002 was a year of great accomplishments. Rio Narcea achieved solid operational results and considerably strengthened its financial position. In addition, the Company substantially advanced the development of its Aguablanca nickel sulfide project by securing an off-take agreement and project debt financing. The project is scheduled to be commissioned during the first quarter of 2004.

Rio Narcea's production target for 2003 is estimated at 155,000 ounces of gold at a cash cost of $125 per ounce. The lower cash cost for 2003 reflects mainly the lower waste handling costs at El Valle.

The Company is significantly increasing its exploration expenditures to approximately US$7.4 million in 2003. The budget anticipates US$4.4 million on gold projects with the primary focus on the underground development of the El Valle and Carlés Mines, and the infill drilling program at Corcoesto. Rio Narcea also plans to drill 3,000 meters, starting in March, on the Villalba project (Outokumpu JV).

The Company expects to spend approximately US$3 million on its nickel exploration projects. A drilling program of 10,000 meter is planned to assess the geological and exploration potential of the west-northwest trending Ossa Morena nickel belt (the Aguablanca deposit is located in the southeastern part of the belt).

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its Aguablanca nickel-copper-PGM deposit, and exploring for gold and nickel on its large land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.